UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 01 )*

Bristol West Holdings, Inc. (Name of Issuer)
Common Stock, $0.01 par value (Title of Class of Securities)
11037M105 (CUSIP Number)
July 03, 2007 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[		] Rule 13d-1(b)
[		] Rule 13d-1(c)
[	X	] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 11037M105

1.	Names of Reporting Persons. Bristol West Associates LLC I.R.S. Identification Nos. of above persons (entities only). 13-3994446

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power NONE (1)

	6.	Shared Voting Power NONE (1)

	7.	Sole Dispositive Power NONE (1)

	8.	Shared Dispositive Power NONE (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person NONE (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 0.0% (1)

12.	Type of Reporting Person OO

(1) This amendment to Schedule 13G is meant to reflect that the Common Stock of Bristol West Holdings, Inc. is no longer reportable under Rule 13D-G because of the merger of BWH Acquisition Company, a wholly owned subsidiary of Farmers Group, Inc., with and into Bristol West Holdings, Inc. Pursuant to the merger, all issued and outstanding shares of Bristol West Common Stock were converted into the right to receive cash.
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SCHEDULE 13G
CUSIP No. 11037M105

1.	Names of Reporting Persons. KKR 1996 Fund L.P. I.R.S. Identification Nos. of above persons (entities only). 13-3900817

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power NONE (1)

	6.	Shared Voting Power NONE (1)

	7.	Sole Dispositive Power NONE (1)

	8.	Shared Dispositive Power NONE (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person NONE (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 0.0% (1)

12.	Type of Reporting Person PN

(1) This amendment to Schedule 13G is meant to reflect that the Common Stock of Bristol West Holdings, Inc. is no longer reportable under Rule 13D-G because of the merger of BWH Acquisition Company, a wholly owned subsidiary of Farmers Group, Inc., with and into Bristol West Holdings, Inc. Pursuant to the merger, all issued and outstanding shares of Bristol West Common Stock were converted into the right to receive cash.
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SCHEDULE 13G
CUSIP No. 11037M105

1.	Names of Reporting Persons. KKR Associates 1996 L.P. I.R.S. Identification Nos. of above persons (entities only). 13-3977533

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power NONE (1)

	6.	Shared Voting Power NONE (1)

	7.	Sole Dispositive Power NONE (1)

	8.	Shared Dispositive Power NONE (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person NONE (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 0.0% (1)

12.	Type of Reporting Person PN

(1) This amendment to Schedule 13G is meant to reflect that the Common Stock of Bristol West Holdings, Inc. is no longer reportable under Rule 13D-G because of the merger of BWH Acquisition Company, a wholly owned subsidiary of Farmers Group, Inc., with and into Bristol West Holdings, Inc. Pursuant to the merger, all issued and outstanding shares of Bristol West Common Stock were converted into the right to receive cash.
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SCHEDULE 13G
CUSIP No. 11037M105

1.	Names of Reporting Persons. KKR 1996 GP LLC I.R.S. Identification Nos. of above persons (entities only). 13-3900820

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power NONE (1)

	6.	Shared Voting Power NONE (1)

	7.	Sole Dispositive Power NONE (1)

	8.	Shared Dispositive Power NONE (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person NONE (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 0.0% (1)

12.	Type of Reporting Person OO

(1) This amendment to Schedule 13G is meant to reflect that the Common Stock of Bristol West Holdings, Inc. is no longer reportable under Rule 13D-G because of the merger of BWH Acquisition Company, a wholly owned subsidiary of Farmers Group, Inc., with and into Bristol West Holdings, Inc. Pursuant to the merger, all issued and outstanding shares of Bristol West Common Stock were converted into the right to receive cash.
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Item 1.
(a)	Name of Issuer Bristol West Holdings, Inc.
(b)	Address of Issuer's Principal Executive Offices 5701 Stirling Road Davie, FL 33314

Item 2.
(a)	Name of Person Filing Bristol West Associates LLC KKR 1996 Fund L.P. KKR Associates 1996 L.P. KKR 1996 GP LLC
(b)	Address of Principal Business Office or, if none, Residence C/O KOHLBERG KRAVIS ROBERTS & CO 9 WEST 57TH STREET NEW YORK, NY 10019
(c)	Citizenship New York
(d)	Title of Class of Securities Common Stock, $0.01 par value
(e)	CUSIP Number 11037M105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)

Amount beneficially owned:

Shares shown as beneficially owned by KKR 1996 GP LLC are owned of record by Bristol West Associates LLC. KKR 1996 GP LLC is the general partner of KKR Associates 1996 L.P., which is the general partner of KKR 1996 Fund, L.P., which is the managing member of Bristol West Associates LLC, which previously owned 12,257,368 shares of common stock of Bristol West Holdings, Inc. Messrs. Henry R. Kravis, George R. Roberts, Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Perry Golkin, Scott M. Stuart, Edward A. Gilhuly, Johannes Huth, Todd A. Fisher and Alexander Navab, as members of KKR 1996 GP LLC, may be deemed to share beneficial ownership of any shares beneficially owned by KKR 1996 GP LLC but disclaim such beneficial ownership.

(b)	Percent of class: See Item 11 of each cover page
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote See Item 5 of each cover page
	(ii)	Shared power to vote or to direct the vote See Item 6 of each cover page
	(iii)	Sole power to dispose or to direct the disposition of See Item 7 of each cover page
	(iv)	Shared power to dispose or to direct the disposition of See Item 8 of each cover page

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group

Item 10.	Certifications

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 06, 2007
Bristol West Associates LLC By: KKR 1996 Fund L.P., its managing member By: KKR Associates 1996 L.P., its general partner By: KKR 1996 GP LLC, its general partenr

By:	/s/ Richard Kreider Richard Kreider
Title:	Attorney-in-fact for Perry Golkin

KKR 1996 Fund L.P. By: KKR Associates 1996, L.P., its general partner By: KKR 1996 GP LLC, its general partner

By:	/s/ Richard Kreider Richard Kreider
Title:	Attorney-in-fact for Perry Golkin

KKR Associates 1996 L.P. By: KKR 1996 GP LLC, its general partner

By:	/s/ Richard Kreider Richard Kreider
Title:	Attorney-in-fact for Perry Golkin

KKR 1996 GP LLC

By:	/s/ Richard Kreider Richard Kreider
Title:	Attorney-in-fact for Perry Golkin

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